UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd.________

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____May 5, 2005________________

Date

CanAlaska Ventures Ltd.

TSX.V -CVV   OTCBB - CVVLF

Toll Free 1.800.667.1870

www.canalaska.com

 News Release

HELMER PROJECT SURVEY IDENTIFIES TARGETS

ATHABASCA BASIN, SASKATCHEWAN

Vancouver, BC April 4, 2005: CanAlaska Ventures Ltd. has received preliminary (unlevelled) data plots for the airborne electromagnetic and magnetic survey on its Helmer Project, which is situated 12 km west of the Fond du Lac uranium deposit.  The Final Report is expected before May 15, 2005.

Highlights:

1200 line km VTEM helicopter-borne system completed,

Preliminary (unlevelled) data delivered

Localized EM responses associated with western margin of major magnetic feature;

Inferred offsets related to major structural feature cutting across the south of the property

High definition of subsurface features from a 26-metre survey loop with central receiver;

Previous discovery of mineralised sandstone boulder trains with up to 2.4 % U3O8 and;

Unconformity depth from less than 200 to about 700 metres

The survey has produced a series of target zones in the north of the Project, surrounding and west of a large magnetic high, as well as offset conductive target zones associated with the previously identified structural zone which crosses the south portion of the property. The Company is encouraged by the quality of the data received and the amount of detail now available to plan ground follow-up programs.

The Helmer Project covers 43,683 hectares of the central northern edge of the Athabasca Basin, 12 km west of Fond du Lac. The Fond du Lac uranium deposit is a small deposit hosted in basal Athabasca sandstone in a clay-altered structure similar to other unconformity type uranium deposits of the Athabasca Basin.

The Helmer Project has had limited prospecting work. Test drilling intersected the basement at 220 to 529 metres depth within the property. One drill hole immediately south of property intersected the basement at 795 metres depth indicating a probable major offset along the Grease River Fault that cuts across the southern part of the property. From the drilling and seismic surveys completed by Shell Canada Resources Ltd, one can estimate that the depth to basement ranges from less than 200 metres to about 700 metres. Gravity surveys reported by Shell Canada Resources confirm the location of the Grease River Fault and also indicate the presence of a major offset. Historically, uranium-prospecting activities identified several glacial boulder trains, two of which contained sandstone boulders with 2.2% and 2.4 % U3O8. Follow-up work was only carried out on some of these surface targets.

The Company is planning the surface exploration program on these target areas. Surface geophysics is anticipated once the final data has been processed and interpreted. The summer prospecting work plan includes surface geology mapping, boulder tracing, and trace element soil geochemistry.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

News Release

April 4, 2005

The Helmer Project survey was carried out from March 10-15 2005, and consisted of approximately 1200 line kilometres with 400-metre line spacing. The transmitter loop was flown with a nominal terrain clearance of 30 metres.

Other Activity

In other news, CanAlaska is conducting VTEM surveys over its Athabasca Lake Property, located immediately south of the Uranium City region. The survey is testing the ability of the VTEM survey equipment to trace conductive horizons south of the lakeshore and under the predicted sandstone cover of the Athabasca basin sequence.

The Company is pleased with the MEGATEM II survey results from the West McArthur River Property, where four previously unknown significant conductors were identified by the survey. (See news release March 16, 2005).

MEGATEM II survey results are forthcoming for the Moon Project area, located approximately 35 km south of the McArthur project area, and 5 km from the Millenium Uranium deposit. These results will be reported following their receipt.

The Company is continuing to receive and evaluate service contracts for further airborne surveys on the major properties within the 1,500,000 acres of property in the basin, as well as its outside uranium acquisition program.

This summer the Company intends to carry out ground surveys on a number of projects within the south eastern Athabasca Basin, as well as a major surface program on the Charcoal-Hara and Snyder Projects located north east of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for a discovery of other deposits remains high. CanAlaska's President Mr. Peter Dasler noted that, "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data. As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.  The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in North America the Athabasca Basin of Saskatchewan. The Company has recently assembled a large land package (over 1,500,000 acres) in the Athabasca Basin for Uranium exploration.

On behalf of the Board of Directors,

Peter Dasler, President

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1.800.667.1870 Email: ir@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 2	April 4, 2005

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

April 4, 2005

Item 3: Press Release

A Press release dated and issued April 4, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Helmer Project survey identifies targets at Athabasca Basin, Saskatchewan.

Item 5: Full Description of Material Change

Highlights:

1200 line km VTEM helicopter-borne system completed,

Preliminary (unlevelled) data delivered

Localized EM responses associated with western margin of major magnetic feature;

Inferred offsets related to major structural feature cutting across the south of the property

High definition of subsurface features from a 26-metre survey loop with central receiver;

Previous discovery of mineralised sandstone boulder trains with up to 2.4 % U3O8 and;

Unconformity depth from less than 200 to about 700 metres

Vancouver, BC April 4, 2005: CanAlaska Ventures Ltd. has received preliminary (unlevelled) data plots for the airborne electromagnetic and magnetic survey on its Helmer Project, which is situated 12 km west of the Fond du Lac uranium deposit.  The Final Report is expected before May 15, 2005.

The survey has produced a series of target zones in the north of the Project, surrounding and west of a large magnetic high, as well as offset conductive target zones associated with the previously identified structural zone which crosses

News Release

                                                             Page 1

                                                                            March 29, 2005

the south portion of the property. The Company is encouraged by the quality of the data received and the amount of detail now available to plan ground follow-up programs.

The Helmer Project covers 43,683 hectares of the central northern edge of the Athabasca Basin, 12 km west of Fond du Lac. The Fond du Lac uranium deposit is a small deposit hosted in basal Athabasca sandstone in a clay-altered structure similar to other unconformity type uranium deposits of the Athabasca Basin.

The Helmer Project has had limited prospecting work. Test drilling intersected the basement at 220 to 529 metres depth within the property. One drill hole immediately south of property intersected the basement at 795 metres depth indicating a probable major offset along the Grease River Fault that cuts across the southern part of the property. From the drilling and seismic surveys completed by Shell Canada Resources Ltd, one can estimate that the depth to basement ranges from less than 200 metres to about 700 metres. Gravity surveys reported by Shell Canada Resources confirm the location of the Grease River Fault and also indicate the presence of a major offset. Historically, uranium-prospecting activities identified several glacial boulder trains, two of which contained sandstone boulders with 2.2% and 2.4 % U3O8. Follow-up work was only carried out on some of these surface targets.

The Company is planning the surface exploration program on these target areas. Surface geophysics is anticipated once the final data has been processed and interpreted. The summer prospecting work plan includes surface geology mapping, boulder tracing, and trace element soil geochemistry.

About Geotech Ltd.

Geotech Ltd. offers full-service airborne geophysical surveys worldwide, mainly to clients in the mining and mineral exploration industries. Their proprietary, large dipole-moment, VTEM (Versatile Time-Domain ElectroMagnetics) system is the cornerstone of their business.

The Helmer Project survey was carried out from March 10-15 2005, and consisted of approximately 1200 line kilometres with 400-metre line spacing. The transmitter loop was flown with a nominal terrain clearance of 30 metres.

Other Activity

  In other news, CanAlaska is conducting VTEM surveys over its Athabasca Lake Property, located immediately south of the Uranium City region. The survey is testing the ability of the VTEM survey equipment to trace conductive horizons south of the lakeshore and under the predicted sandstone cover of the Athabasca basin sequence.

  The Company is pleased with the MEGATEM II survey results from the West McArthur River Property, where four previously unknown significant conductors were identified by the survey. (See news release March 16, 2005).

  MEGATEM II survey results are forthcoming for the Moon Project area, located approximately 35 km south of the McArthur project area, and 5 km from the Millenium Uranium deposit. These results will be reported following their receipt.

  The Company is continuing to receive and evaluate service contracts for further airborne surveys on the major properties within the 1,500,000 acres of property in the basin, as well as its outside uranium acquisition program.

  This summer the Company intends to carry out ground surveys on a number of projects within the south eastern Athabasca Basin, as well as a major surface program on the Charcoal-Hara and Snyder Projects located north east of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys.

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for a discovery of other deposits remains high. CanAlaska's President Mr. Peter Dasler noted that, "before

News Release

                                                                    Page 2

                                                                               March 29, 2005

commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data. As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970s.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____April 4, 2005_______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

News Release

                                                                        Page 3

                                                                               March 29, 2005

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

April 8, 2005

Item 3: Press Release

A Press release dated and issued April 8, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Cancellation of non-brokered private placement

Item 5: Full Description of Material Change

The Company wishes to advise that it will not be proceeding with the private placement previously announced on March 7, 2005.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

News Release

                                                                                Page 1

                                                                        March 29, 2005

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____April 8, 2005_______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

News Release

                                                                            Page 2

                                                                        March 29, 2005

CanAlaska Ventures Ltd.

TSX.V: CVV   OTCBB: CVVLF

Toll Free 1.800.667.1870

www.canalaska.com

News Release

MACARTHUR RIVER SURVEY

ATHABASCA BASIN, SASKATCHEWAN

Vancouver, BC April 19, 2005  CanAlaska Ventures Ltd. has received data plots for the "MEGATEM II" airborne electromagnetic and magnetic survey on its West MacArthur Property (See news release March 16, 2005)

The deep penetrating electromagnetic MEGATEM II survey has been successful in giving the Company detailed information on target zones on its extensive land position west of the McArthur River Uranium deposit.  The "unconformity " target in this area is thought to be between 500 and 900 metres in depth, well beyond the penetration depth of previous survey technology, but within the depth capabilities of the MEGATEM II surveys.

The survey has produced a series of distinct target zones across the Project. The Company is encouraged by the quality of the data received and the amount of detail now available to plan ground follow-up programs.  The full survey identifies six conductive target zones and trends within the project claims. Four of the conductive targets are new, and were not identified by previous work in the area.

The data image for the Megatem II conductors is now available for viewing on the Company's website.

The Company is planning the surface exploration program on the target areas. Surface geophysics is anticipated once the final data has been further interpreted. The summer prospecting work plan includes surface geology mapping, boulder tracing, and trace element soil geochemistry.

Other Activity

In other news, CanAlaska has completed VTEM  airborne electromagnetic surveys over its Athabasca Lake property, located immediately south of the Uranium City region. The survey is testing the ability of the VTEM survey equipment to trace conductive horizons south of the lakeshore and under the predicted sandstone cover of the Athabasca basin sequence.

MEGATEM II survey results for the Moon lake Project area, located approximately 35 km south of the McArthur project area, and 5 km from the Millenium Uranium deposit. are being reviewed by the Company's geophysical consultant, S.J. Geophysics Ltd  for detailed recommendations.

The Company is continuing to receive and evaluate service contracts for further airborne surveys on the major properties within the 1,500,000 acres of property in the basin, as well as its outside uranium acquisition program.

This summer the Company intends to carry out ground surveys on a number of projects within the south eastern Athabasca basin, as well as a major surface program on the Charcoal-Hara and Snyder projects located North East of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys

News Release

                                                                        Page 1

                                                                        April 19, 2005

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for a discovery of other deposits remains high. CanAlaska's President Mr. Peter Dasler noted that, "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data. As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

About CanAlaska

CanAlaska is a mineral exploration company concentrating on the exploration and development of uranium, in North America the Athabasca basin of Saskatchewan. The Company has recently assembled a large land package (over 1,500,000 acres) in the Athabasca Basin for Uranium exploration.

On behalf of the Board of Directors

Peter Dasler, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Investor Contact: Peter Dasler, President Tel: 604.685.1870 1.800.667.1870 Email: ir@canalaska.com

News Release

                                                                            Page 2

                                                                    April 19, 2005

West McArthur Project
Megatem Data-Decay Constant
B Field and Z Coil Channels
N
McArthur River Mine
Image from Fugro Airborne Data Plot
0 1,000 2,000 4,000 6,000 8,000
Metres

News Release

                                                                                    Page 3

                                                                April 19, 2005

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

April 19, 2005

Item 3: Press Release

A Press release dated and issued April 19, 2005 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

MacArthur River Survey, Athabasca Basin, Saskatchewan

Item 5: Full Description of Material Change

Vancouver, BC April 19, 2005  CanAlaska Ventures Ltd. has received data plots for the "MEGATEM II" airborne electromagnetic and magnetic survey on its West MacArthur Property (See news release March 16, 2005)

The deep penetrating electromagnetic MEGATEM II survey has been successful in giving the Company detailed information on target zones on its extensive land position west of the McArthur River Uranium deposit.  The "unconformity " target in this area is thought to be between 500 and 900 metres in depth, well beyond the penetration depth of previous survey technology, but within the depth capabilities of the MEGATEM II surveys.

The survey has produced a series of distinct target zones across the Project. The Company is encouraged by the quality of the data received and the amount of detail now available to plan ground follow-up programs.  The full survey identifies six conductive target zones and trends within the project claims. Four of the conductive targets are new, and were not identified by previous work in the area.

The data image for the Megatem II conductors is now available for viewing on the Company's website.

The Company is planning the surface exploration program on the target areas. Surface geophysics is anticipated once the final data has been further interpreted. The summer prospecting work plan includes surface geology mapping, boulder tracing, and trace element soil geochemistry.

Other Activity

In other news, CanAlaska has completed VTEM  airborne electromagnetic surveys over its Athabasca Lake property, located immediately south of the Uranium City region. The survey is testing the ability of the VTEM survey equipment to trace conductive horizons south of the lakeshore and under the predicted sandstone cover of the Athabasca basin sequence.

MEGATEM II survey results for the Moon lake Project area, located approximately 35 km south of the McArthur project area, and 5 km from the Millenium Uranium deposit. are being reviewed by the Company's geophysical consultant, S.J. Geophysics Ltd  for detailed recommendations.

The Company is continuing to receive and evaluate service contracts for further airborne surveys on the major properties within the 1,500,000 acres of property in the basin, as well as its outside uranium acquisition program.

This summer the Company intends to carry out ground surveys on a number of projects within the south eastern Athabasca basin, as well as a major surface program on the Charcoal-Hara and Snyder projects located North East of the basin edge, in an area straddling the Saskatchewan-Manitoba provincial border.  Previous exploration within this area has indicated high priority radiometric targets for detailed follow-up ground surveys

The Athabasca Basin hosts a number of major uranium deposits including Cigar Lake and McArthur River, two of the largest and highest grade uranium deposits in the world. Production from the Athabasca Basin accounts for 32% of the world's supply of uranium and this is expected to increase by the end of the decade. For the past two decades, uranium exploration within the Athabasca Basin has been at a relatively low level and it is evident that the potential for a discovery of other deposits remains high. CanAlaska's President Mr. Peter Dasler noted that, "before commencing our staking program, CanAlaska carried out a comprehensive analysis taking into account existing geological and geophysical data. As a result, the Company has identified and acquired properties that are well located and have considerable potential".

The Company and its shareholders are now positioned for what CanAlaska believes will be the largest expansion in uranium exploration since the 1970's.  Harry Barr, Chairman of CanAlaska stated, "CanAlaska holds one of the largest uranium exploration portfolios in the Athabasca Basin".  CanAlaska's technical team is progressively developing exploration targets and proposals for each of the projects within the Company's extensive land portfolio.

The qualified person for this release is Peter Dasler, P.Geo, President of CanAlaska Ventures Ltd.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____April 19, 2005______________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity